Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-133210

StockGuru.com Announces Profile Coverage of The Immune Response Corporation

DALLAS, August 1, 2006 (PRIMEZONE) — John Pentony, Publisher of StockGuru.com, announced today that the web site has initiated Profile Coverage of The Immune Response Corporation (OTC BB:IMNR.OB - News). The Immune Response Corporation is an immuno-pharmaceutical company focused on developing products to treat autoimmune and infectious diseases. The Company’s lead immune-based therapeutic product candidates are NeuroVax(tm) for the treatment of MS and IR103 for the treatment of HIV infection. Both of these therapies are in Phase II clinical development and are designed to stimulate pathogen-specific immune responses aimed at slowing or halting the rate of disease progression.

To view the StockGuru.com Profile for QI The Immune Response Corporation, please visit:

http://www.stockguru.com/profiles/imnr/index.php

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To feature your publicly traded company in our alerts, or to discuss our complete services, please contact: John Pentony at (469) 252-3031 or email publisher@stockguru.com. Our services include our Morning, Midday, and After The Bell news releases. Additionally, we profile publicly traded companies on our web site, we do interviews with CEOs or other key executives on our web site, and we have our financial writers cover our companies.

This news release contains forward-looking statements. Forward-looking statements are often signaled by forms of words such as should, could, will, might, plan, projection, forecast, expect, guidance, potential and developing. Actual results could vary materially from those expected due to a variety of risk factors, including whether the Company will continue as a going concern and successfully raise proceeds from financing activities sufficient to fund operations and additional clinical trials of NeuroVax(tm) or IR103, the uncertainty of successful completion of any such clinical trials, the fact that the Company has not succeeded in commercializing any drug, the risk that NeuroVax(tm) or IR103 might not prove to be effective as either a therapeutic or preventive vaccine, whether future trials will be conducted and whether the results of such trials will coincide with the results of NeuroVax(tm) or IR103 in preclinical trials and/or earlier clinical trials. A more extensive set of risks is set forth in The Immune Response Corporation’s SEC filings including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2005, and its subsequent Quarterly Reports filed on Form 10-Q. The Company undertakes no obligation to update the results of these forward-looking statements to reflect events or circumstances after today or to reflect the occurrence of unanticipated events.

Disclosure: Pentony Enterprises LLC was compensated $17,500 from ROI Group Associates Inc. for profile coverage. Pentony Enterprises LLC is not a registered investment advisers or broker/dealer. Pentony Enterprises LLC makes no recommendation that the purchase of securities of companies profiled in this web site is suitable or advisable for any person or that an investment such securities will be profitable.

Contact:

StockGuru.com

John Pentony, Publisher

(469) 252-3031

Publisher@stockguru.com

The Immune Response Corporation (the Company) has filed a registration statement (including a prospectus) with the SEC for the resale of the shares underlying its March 2006 private placement, consisting of $8 million of convertible notes, and $24 million of short-term warrants, all priced at $0.02 per share, plus certain other shares. This prospectus can be viewed at http://sec.gov/Archives/edgar/data/817785/000093639206000622/a18840b3e424b3.htm. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling (760) 431-7080.

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